ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-137902 Dated May 2, 2007
100% Principal Protection Absolute Return Barrier Notes

Deutsche Bank AG, London Branch Notes Linked to the Russell 2000® Index

Indicative Terms

Issuer	Deutsche Bank AG, London Branch. Moody’s Investors Service Ltd has assigned a rating of Aa3 to notes, such as the Notes offered hereby, issued under Deutsche Bank AG’s Global Notes Program, Series A.
Principal Amount	$10.00 per Note
Index	Russell 2000® Index
Term	18 months
Payment at Maturity

♦   If the Index never closes above the Upper Index Barrier or below the Lower Index Barrier on any single day during the Observation Period, you will receive your principal plus an amount based on the Absolute Index Return, calculated as follows:

$10.00 + ($10.00 x Absolute Index Return)

♦ If the Index closes either above the Upper Index Barrier or below the Lower Index Barrier on any single day during the Observation Period, you will receive $10.00 per $10.00 Note principal amount.

Absolute Index Return	Absolute value of: Index Ending Level – Index Starting Level Index Starting Level

Index Starting Level	The closing level of the Index on the Trade Date
Index Ending Level	The closing level of the Index on the Final Valuation Date
Observation Period	The period starting on (and including) the Trade Date and ending on (and including) the Final Valuation Date.
Absolute Return Barrier	24.50% to 27.00% (to be determined on the Trade Date)
Upper Index Barrier	Index Starting Level x (1+ Absolute Return Barrier)
Lower Index Barrier	Index Starting Level x (1– Absolute Return Barrier)
Trade Date*	May 24, 2007
Settlement Date*	May 31, 2007
Final Valuation Date*	November 20, 2008
Maturity Date*	November 28, 2008

* Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Notes remains the same.

Product Description

These 100% Principal Protection Absolute Return Barrier Notes Linked to the Russell 2000® Index (the “Notes”) provide an opportunity to hedge your exposure to small cap U.S. equities as represented by the Russell 2000® Index (the “Index”) while benefiting from any moderately positive or moderately negative performance of the Index. If the Index never closes 24.50% to 27.00% above or below the Index Starting Level (to be determined on the Trade Date), at maturity you will receive your principal plus a return equal to the absolute value of the index return. Otherwise, at maturity you will receive only your principal.

Benefits
❑

Hedging Opportunity: You have the potential to hedge your exposure to small cap U.S. equities while benefiting from any moderately positive or moderately negative performance over the 18-month term of the Notes.

❑

Potential for Equity-Linked Performance: If the Index never closes 24.50% to 27.00% above or below the Index Starting Level (to be determined on the Trade Date), you will receive an equity-based return that may exceed the return you could receive on traditional fixed income investments.

❑	Preservation of Capital: At maturity, you will receive a cash payment equal to at least 100% of your principal.

Scenario Analysis at Maturity

The table below illustrates hypothetical payments at maturity based on the assumptions indicated below. You should consider carefully whether the Notes are suitable to your investment goals.

Assumptions:
Principal Amount:	$10.00
Index Starting Level:	816.25 (the actual Index Starting Level will be determined on the Trade Date).
Principal Protection:	100%
Absolute Return Barrier:	25.75% (the actual Absolute Return Barrier will be determined on the Trade Date).
Upper Index Barrier:	1026.44, which is 25.75% above the Index Starting Level
Lower Index Barrier:	606.06, which is 25.75% below the Index Starting Level

Index Ending Level	Index Return (%)	No Index Closing Outside Absolute Return Barrier[1]		An Index Closing Outside Absolute Return Barrier[2]
		Payment at Maturity ($)	Return on Note (%)	Payment at Maturity ($)	Return on Note (%)
1632.50	100.00%	N/A	N/A	$10.00	0.00%
1428.44	75.00%	N/A	N/A	$10.00	0.00%
1224.38	50.00%	N/A	N/A	$10.00	0.00%
1026.44	25.75%	$12.58	25.75%	$10.00	0.00%
946.85	16.00%	$11.60	16.00%	$10.00	0.00%
914.20	12.00%	$11.20	12.00%	$10.00	0.00%
881.55	8.00%	$10.80	8.00%	$10.00	0.00%
848.90	4.00%	$10.40	4.00%	$10.00	0.00%
816.25	0.00%	$10.00	0.00%	$10.00	0.00%
783.60	-4.00%	$10.40	4.00%	$10.00	0.00%
750.95	-8.00%	$10.80	8.00%	$10.00	0.00%
718.30	-12.00%	$11.20	12.00%	$10.00	0.00%
685.65	-16.00%	$11.60	16.00%	$10.00	0.00%
606.06	-25.75%	$12.58	25.75%	$10.00	0.00%
408.13	-50.00%	N/A	N/A	$10.00	0.00%
204.06	-75.00%	N/A	N/A	$10.00	0.00%
0.00	-100.00%	N/A	N/A	$10.00	0.00%
[1]	Calculation assumes that the Index never closes above the Upper Index Barrier or below the Lower Index Barrier on any single day during the Observation Period.
[2]	Calculation assumes that the Index closes above the Upper Index Barrier or below the Lower Index Barrier on at least one single day during the Observation Period.

This offering summary represents a summary of the terms and conditions of the Notes. We encourage you to read the accompanying term sheet related to this offering dated May 2, 2007, together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006, and product supplement C dated December 1, 2006.

Index Description

The Russell 2000® Index

The Russell 2000® Index is published by the Frank Russell Company and measures the composite price performance of stocks of 2,000 companies domiciled in the U.S. and its territories. The Russell 2000® Index consists of the smallest 2,000 companies included in the Russell 3000® Index and represents approximately 10% of the total market capitalization of the Russell 3000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market.

Historical Index Performance

The following graph sets forth the historical performance of the Russell 2000® Index based on the daily index closing levels from January 2, 2002 through May 1, 2007, as well as the Upper Index Barrier and the Lower Index Barrier, assuming an Index Starting Level of 816.25, which was the Index closing level on May 1, 2007, and an Absolute Return Barrier of 25.75% (the actual Index Starting Level and Absolute Return Barrier will be determined on the Trade Date).

Source: Bloomberg L.P.

Historical performance is not indicative of future performance.

Investor Suitability

The Notes may be suitable for you if:

♦	You seek an 18 month investment linked to the absolute return of the Index.

♦	You seek an investment that offers full principal protection when held to maturity.

♦	You believe that the Index will appreciate or depreciate over the Observation Period and that the Index closing level is unlikely to exceed the Upper Index Barrier or fall below the Lower Index Barrier on any day during the Observation Period.

♦	You are willing and able to hold the Notes until maturity, and are aware there may be little or no secondary market for the Notes.

♦	You do not seek current income from this investment.

The Notes may not be suitable for you if:

♦	You believe that the Index will appreciate or depreciate over the Observation Period and that the Index closing level is likely to exceed the Upper Index Barrier or fall below the Lower Index Barrier on any day during the Observation Period.

♦	You are unwilling or unable to hold the Notes to maturity.

♦	You seek an investment with uncapped return potential.

♦	You seek current income from your investments.

♦	You seek an investment for which there will be an active secondary market.

Key Risks

♦

MARKET RISK—Amounts payable on the Notes and their market value will depend on the performance of the Index and will depend on whether the Index closes above the Upper Index Barrier or below the Lower Index Barrier on any single day during the Observation Period.

♦

THE NOTES MAY NOT PAY MORE THAN THE PRINCIPAL AMOUNT—If the Index closing level exceeds the Upper Index Barrier or falls below the Lower Index Barrier on any single day during the Observation Period, you will receive only your principal amount at maturity.

♦

THE ABSOLUTE RETURN BARRIER LIMITS YOUR POTENTIAL RETURN—Your ability to participate in the appreciation of the Index is limited by the Absolute Return Barrier of between 24.50% to 27.00% (to be determined on the Trade Date), regardless of the performance of the Index.

♦

NO PERIODIC INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS—You will not receive periodic interest payments on the Notes or have voting rights or rights to receive cash dividends or other distributions.

♦

CERTAIN BUILT-IN COSTS, SUCH AS THE AGENTS’ COMMISSION AND OUR ESTIMATED COST OF HEDGING, ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY—You should be willing and able to hold your Notes to maturity.

♦	LACK OF LIQUIDITY—There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange.

♦

WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES, WHICH COULD AFFECT THE LEVEL OF THE INDEX OR THE VALUE OF THE NOTES.

♦

POTENTIAL CONFLICTS—Because we and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

♦	IN ADDITION TO THE LEVEL OF THE INDEX ON ANY DAY, MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES.

Investing in the Notes involves a number of risks. See “Risk Factors” in the accompanying product supplement and “Selected Risk Considerations” in the accompanying term sheet.

Deutsche Bank AG has filed a registration statement (including the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 and product supplement C dated December 1, 2006) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest in the Securities, you should read these documents and any other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001159508. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this free writing prospectus if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. We will notify you in the event of any material change to the terms of the Notes, and you will be asked to accept such material change in connection with your purchase of any Notes. You may also choose to reject such material change, in which case we may reject your offer to purchase the Notes.